January 3, 2007	FOLEY & LARDNER LLP ATTORNEYS AT LAW 111 HUNTINGTON AVENUE BOSTON, MASSACHUSETTS 02199 617.342.4000 TEL 617.342.4001 FAX www.foley.com ggarai@foley.com EMAIL CLIENT/MATTER NUMBER 346715/0105
CONFIDENTIAL SUBMISSION
VIA OVERNIGHT DELIVERY
Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Re:	Molecular Insight Pharmaceuticals, Inc. Amendment No. 3 to Registration Statement on Form S-1 File Number 333-129570
Dear Mr. Riedler:
     On behalf of Molecular Insight Pharmaceuticals, Inc. (the “Company”), we are transmitting herewith Amendment No. 3 (“Amendment No. 3”) to the Form S-1 Registration Statement that the Company filed on November 8, 2005 (the “Registration Statement”), as amended by an Amendment No. 1 thereto that the Company filed on January 19, 2006 (“Amendment No. 1”) and an Amendment No. 2 thereto that the Company filed on December 8, 2006 (“Amendment No. 2”). Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 3, as well as three blacklined copies of Amendment No. 3 showing the changes that were made to Amendment No. 2.
     The following are the Company’s responses to the Staff’s letter of December 22, 2006 containing the Staff’s comments. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.
Comments applicable to the entire document
1.	Please refer to comment 4 in our initial comment letter dated December 14, 2005 regarding the use of technical jargon in your filing. Although the jargon was deleted or explanations of the jargon provided in your first amendment, the disclosure in this

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 3, 2007

amendment has been revised so that it again includes technical jargon we objected to. Accordingly, we are hereby reissuing that comment. Please revise the disclosure as previously requested.
Response
In response to the Staff’s comments, the Company reviewed the Staff’s initial comment letter dated December 14, 2005 regarding the use of technical jargons and has revised the filing by providing the explanations with respect to the following technical jargons which are contained in this filing so that it will be more likely understandable by its readers:
•	“Metastatic tumors” — The Company has included an explanation to this term upon its first occurrence in the Prospectus Summary section (page 2) and in the Business section (page 55).

•	“Negative predictive value” — The Company has included an explanation to this term upon its first occurrence in the Business section (pages 60 and 61).

•	“Norepinephrine” — The Company has included an explanation to this term upon its first occurrence in the Business section (page 56).

•	“Norepinephrine transporter” — The Company has included an explanation to this term upon its first occurrence in the Business section (page 57).

•	“Neurodegenerative disease” — The Company has included an explanation to this term upon its first occurrence in the Prospectus Summary section (page 1) and in the Business section (page 54).

•	“Neuroendocrine cancer” — The Company has included an explanation to this term upon its first occurrence in the Prospectus Summary section (page 2) and in the Business section (page 53).

•	“Pharmacokinetics” — The Company has included an explanation to this term upon its first occurrence in the Business section (page 57).

•	“Pheochromocytoma”, “Carcinoid” and “Neuroblastoma” — These are all specific types of tumors of the neuroendocrine system, and the Company has included an explanation to each of these terms in the Business section (pages 55 and 56).

•	“Radiolabeled fatty acid analog” — The Company has included an explanation to this term upon its first occurrence in the Prospectus Summary section (page 3) and in the Business section (page 53).

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 3, 2007

•	“Radiotherapeutics” — The Company has included an explanation to this term upon its first occurrence in the Prospectus Summary section (page 1) and in the Business section (page 53).

•	“Somatostatin” — The Company has included an explanation to this term upon its first occurrence in the Prospectus Summary section (page 2) and in the Business section (page 55).

•	“Somatostatin analog therapy” — The Company has included an explanation to this term upon its first occurrence in the Prospectus Summary section (page 2) and in the Business section (page 55).

•	“Phase 1 clinical trial” — This term refers to a stage of drug development when a product candidate is first researched in humans. This explanation has been included when this term appears initially in the Prospectus Summary (page 2) and in the Business section (page 53).

•	“Phase 1/2 safety, dose ranging and efficacy clinical trial” — This term refers to a stage of drug development which incorporates under a single protocol both a traditional Phase 1 dose escalation study with safety and anti-tumor efficacy assessments at a range of doses, and a Phase 2 efficacy study in a larger study population, using the maximum tolerated dose determined in the Phase 1 trial. This explanation has been included when this term appears initially in the Prospectus Summary (page 2) and in the Business section (page 53).

•	“Phase 2 clinical trial” — This terms refers to a stage of drug development for an experimental drug designed to assess short-term safety and efficacy. This explanation has been included when this term first appears in the Prospectus Summary section (page 2) and in Business section (page 53).

•	“Phase 2a clinical trial” — This terms refers to a stage of clinical trials for an experimental drug designed to assess short-term safety and efficacy in a moderate number of patients. This explanation has been included when this term first appears in the Business section (page 60).

•	“Phase 2b clinical trial” — This terms refers to a stage of clinical trials for an experimental drug designed to assess short-term safety and efficacy as well as therapeutic value. This explanation has been included when this term first appears in the Risk Factors section (page 9) and in the Business section (page 60).

•	“Phase 3 clinical trial” — This term refers to a stage of drug development for an experimental drug in which the safety and efficacy is ascertained in a larger number of patients than the Phase 2 clinical trials. This explanation has been included when

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 3, 2007

this term first appears in the Prospectus Summary section (Page 3) and the Business section (page 54).
Use of Proceeds — page 27
2.	We note the revisions you made in response to comment 2 in our last letter. However, the revised disclosure in the first two bullet points still does not discuss how far you anticipate the proceeds will get you in your progress towards commercialization. If you anticipate needing additional funds for these purposes, please also disclose the source and amounts of additional funding you anticipate using.

Response

In response to the Staff’s comments, the Company has revised the filing by replacing the last paragraph at the end of this section on page 28 with the following: “Based on our operating plans, we believe that the proceeds from this offering, together with our existing cash resources and government grant funding will be sufficient to finance our planned operations, including increases in spending for our Azedra, Onalta and Zemiva clinical programs and for our preclinical product candidates into the second half of 2008. During the second half of 2008, we will need to raise substantial additional capital to fund our operations and to complete clinical development of our product candidates. At that time, and based on current projections which are subject to change, we expect that our current product candidates will not yet be approved by the FDA, and that Azedra will have completed a Phase 2 registrational clinical trial, Onalta will be in a Phase 2 clinical trial, and Zemiva will have completed a pivotal Phase 2 clinical trial to support registration. We project that we will require between $70 million to $100 million in additional capital to fund our operations through the commercialization of our first product candidate. We may obtain this funding by a variety of means in the future, including through debt and equity financings and strategic partnering arrangements and collaborations.”

The Company has also revised the Management’s Discussion & Analysis section by making corresponding changes on page 51.
Management’s Discussion and Analysis — page 33
Strategic Agreements — page 45
3.	We note that the disclosure in this section still does not include the aggregate amount of the milestone payments you may be required to make under your agreements. As we indicated previously, this information is material to investors and we are not willing to grant confidential treatment for it. Please revise the disclosure here, as well as in the business section, accordingly.

Response

In response to the Staff’s comments, the Company has made revisions to the descriptions of the strategic agreements in the Management’s Discussion and Analysis section (pages 47 to 51) and in the Business Section (pages 67 to 70). The Company added the aggregate amount of the milestone payments under each agreement except the License Agreement with Nihon Medi-Physics Co. Ltd. The Nihon Agreement does not provide for any milestone payment.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 3, 2007

Stock Based Compensation — page 35
4.	We note the disclosure states “Since September 2006, we have enjoyed notable successes...”. In order to explain changes in fair value of your common stock, revise the disclosure here to indicate the dates of those significant events that caused the change in fair value of the common stock since September 30, 2006 and briefly describe the event that caused the change in fair value.

Response

In response to the Staff’s comments, the Company has revised the disclosure in the Management’s Discussion and Analysis section (page 39) by adding the dates and brief descriptions of those significant events that caused the change in fair value of the common stock since September 2006.
Research and Development Expenses — page 37
5.	Please expand your research and development disclosure for the products in development by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:
http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:
a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion dates;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely.
Regarding a., if you do not maintain research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
January 3, 2007

qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response

In response to the Staff’s comments, the Company has revised the disclosure by expanding the descriptions to include the costs incurred during each period presented and to date on each project; the nature, timing and estimated range of costs of the efforts necessary to complete the project; the anticipated completion dates; and the risks and uncertainties and consequences associated therewith. Please see the full discussion located on pages 34 and 35 of the Management’s Discussion and Analysis section.
* * * *
     Please contact me or David W. Kantaros, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this revised draft submission.
Very truly yours,
/s/ Gabor Garai
cc:	David S. Barlow, Chairman David W. Kantaros, Esq. David K. Boston, Esq.